September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Interleukin Genetics, Inc.
Request for Withdrawal of Registration Statement on Form S-1
Filed May 13, 2016
File No. 333-211361

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Interleukin Genetics, Inc. ( the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-211361), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

No securities were sold or will be sold under the Registration Statement. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Brian P. Keane, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, email: bkeane@mintz.com, telephone number: (617) 348-3093, facsimile number: (617) 542-2241.

Thank you for your assistance with this matter.

INTERLEUKIN GENETICS, INC.

By:	/s/ Mark B. Carbeau
Mark B. Carbeau
Chief Executive Officer

cc:	Securities and Exchange Commission
Division of Corporation Finance
Josh Samples
Mary Beth Breslin
Suzanne Hayes

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Brian P. Keane, Esq.

135 Beaver Street  ▪  Waltham, MA 02452  ▪  Tel: 781-398-0700  ▪  Fax: 781-398-0720

www.ilgenetics.com